UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box        ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,335,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,335,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,335,928

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,335,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,335,928

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,335,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 supplements and amends the Schedule 13D filed on October 28, 2013 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Item 3.           Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended by adding the following after the third paragraph thereof:

A total of $8,726,000 was paid to acquire the 87,260 Series B Preferred Units acquired by the Reporting Persons in the June Acquisition (as defined below).  The purchase of such securities was funded from funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

On April 10, 2014, the Issuer announced the commencement of a tender offer to purchase up to $35 million of its shares of Common Stock at a price of $8.50 per share , net to the tendering stockholder in cash, less any applicable withholding taxes and without interest (the “Tender Offer”). The Issuer funded 80% of the first $30 million of share purchases using proceeds it received from Sentinel LP in exchange for the sale of Series B Preferred Units of Sentio Partnership, and 20% using cash on hand.  Any additional amounts needed to complete the Tender Offer used proceeds receive by the Issuer from Sentinel LP in exchange for the sale of additional Series B Preferred Units.  Sentinel LP may have been deemed to be a co-bidder within the meaning of rule 14d-1(g)(2) under the 1934 Act, and as such was included as an Offeror to the Tender Offer Statement and filed a Schedule TO-T with the SEC on April 28, 2014, as amended on May 22, 2014.  The filing of the Tender Offer Statement by Sentinel LP is not an admission by Sentinel LP that it or any of its affiliates that Sentinel LP was a bidder within the meaning of Rule 14d-1 under the Exchange Act.

The foregoing description of the terms of the Schedule TO-T and the amendments thereto described herein are qualified in their entirety by reference to the full text of such filings which were filed by Sentinel LP with the Securities and Exchange Commission on April 28, 2014 and May 22, 2014, respectively, and are incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a) and (b). The Reporting Persons beneficially own an aggregate of 3,335,928 shares of Common Stock, which represent, in the aggregate, approximately, 22.7% of the outstanding shares of Common Stock.  The 3,335,928 shares of Common Stock consist of 334,260 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 3,335,928 common units of the Sentio Partnership, which are then exchangeable for 3,335,928 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 11,352,769 shares of Common Stock outstanding as of June 13,

2014, as reported by the Issuer in a press release issued on June 13, 2014, and assumes that an additional into 3,335,928 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

Item 5(c) is hereby amended and restated in its entirety with the following:

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

Amendments to Transition to Internal Management Agreement

Effective April 8, 2014, the Issuer, the Sentio Partnership, Sentinel LP and the Advisor amended the Transition Agreement to:

•                  Clarify the definition of Net Asset Value as used in the agreement to incorporate an enterprise premium in the calculation of the Issuer’s net asset value.

•                  To revise the definition of Invested Capital such that Invested Capital is not reduced if the Issuer repurchases shares of Common Stock from its stockholders using proceeds from the issuance of preferred equity in the Issuer or the Sentio Partnership.

The foregoing description of the terms of the amendments to the Transition Agreement are qualified in their entirety by reference to the full text of such amendments, copies of which are attached to the Form 8-K filed by the Issuer with the SEC on April 10, 2014, and are incorporated herein by reference.

Amendment to the Purchase Agreement

Effective April 8, 2014, the Issuer, the Sentio Partnership, and Sentinel LP amended the Purchase Agreement to, among other things:

•                  Allow the Sentio Partnership to issue up to $29 million of additional Series B Preferred Units to Sentinel LP for the purpose of funding a repurchase of the Issuer’s stock under the Tender Offer.

•                  Delay and potentially reduce the unused capital fee payable by the Issuer to Sentinel LP during the first year of the term of the Purchase Agreement, depending on the success of the Tender Offer.

The foregoing description of the terms of the amendment to the Purchase Agreement is qualified in its entirety by reference to the full text of such amendment, a copy of which is attached to the Form 8-K filed by the Issuer with the SEC on April 10, 2014, and is incorporated herein by reference.

The information in Item 4 is hereby incorporated herein by reference.

Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

Exhibit H	Powers of Attorney dated May 28, 2014

Exhibit I

Amendment No. 1 to the Transition Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit J

Amendment No. 2 to the Transition Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit K

Amendment to Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2014

SENTINEL RE INVESTMENT HOLDINGS LP

By:	Sentinel RE Investment Holdings GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA AIV-1 L.P.

By:	KKR Associates REPA L.P., it general partner

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES REPA L.P.

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.	Description

Exhibit H	Powers of Attorney dated May 28, 2014

Exhibit I

Amendment No. 1 to the Transition Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit J

Amendment No. 2 to the Transition Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit K

Amendment to Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 10, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference

EXHIBIT H

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014